ScriptCo Inc.



ANNUAL REPORT

6916 Woodway Dr

Woodway, TX 76712

(254) 300-7366

www.scriptco.com

This Annual Report is dated March 22, 2023.

BUSINESS

ScriptCo Inc. (DBA ScriptCo Pharmacy) is a C-Corporation organized under the laws of the state of Delaware that operates a mail order pharmacy.

We believe ScriptCo is doing something for consumers that have never been done before. Selling prescription medications at cost, ZERO markup. Prospective members of ScriptCo can go to our homepage and quote all of their generic medications BEFORE signing up for membership by using our quote tool on the homepage @ www.scriptco.com. The best way to think of ScriptCo is as "Sam's Club / Costco for medication" but we actually have no markup on medications. Our customers pay a membership fee which gives them access to buying all their non-controlled generic medications from us at cost, ZERO Markup. The only margin we make is on the membership fee ($140 per year, $50 per quarter). ScriptCo's target market is the 79 million Americans that are on 3 or more maintenance medications. Our services are sold across 48 states plus D.C. via one physical location in Texas on a direct-to-consumer basis online. The Company to our knowledge is the only pharmacy in America offering medications at cost.

Unlike other online pharmacies, ScriptCo does not have a formulary or cart system. We will dispense any NON-Controlled medication. Most online pharmacies limit what medications they will dispense by what is listed on their website. If a medication is not on our quote tool we will add it to the quote tool.

Our customers love us! We are proud of what our customers say about us - see our Google reviews.

The company currently has no trademarks or patents, pending or granted.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $1,700,000.00
Use of proceeds: Infrastructure build-out, Technology builds, testing marketing (google and FB)
Date: September 24, 2020
Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note
Final amount sold: $250,000.00
Use of proceeds: Infrastructure build-out, Technology builds, testing marketing (google and FB)
Date: January 28, 2022
Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note
Final amount sold: $250,000.00
Use of proceeds: Infrastructure build-out, Technology builds, testing marketing (google and FB)
Date: June 14, 2022
Offering exemption relied upon: 506(c)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Infrastructure build-out, Technology builds, testing marketing (google and FB)
Date: April 19, 2022
Offering exemption relied upon: 506(c)

Type of security sold: Warrant
Final amount sold: $40,000.00
Use of proceeds: bridge funding
Date: August 21, 2020
Offering exemption relied upon: 506(c)

Type of security sold: Common Stock (startengine round)
Final amount sold: $163,234.31

Use of proceeds: bridge funding
Date: September 26, 2022
Offering exemption relied upon: Reg CF

Type of security sold: Preferred Stock
Final amount sold: $1,000,000
Use of proceeds: bridge funding
Date: November 23, 2022
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $742,590, which was an increase of over 28% compared to fiscal year 2021 revenue of $460,725 . Revenue growth in 2022 was attributed highly to organic growth. Our future raises will go towards testing DTC marketing spend to consumers as our projections show a high growth rate for consumer memberships. Additional revenue growth will also come from our B2B platform option launching in near future.

Cost of sales

Cost of sales in 2022 was $441,113 an increase of approximately $179,000 from costs of $261,782 in fiscal year 2021. This is a good sign of the company's growth the as cost of goods sold increase means more members are signing up (because of the pass-through pricing of COG).

Expenses

The Company's expenses consist of, among other things, compensation and benefits for employees including pharmacists and pharmacy technicians, marketing and sales expenses, fees for professional services, research and development to ScriptCo Platform, lease of the facility, and buildout of the facility. Approximately half of the expenses ($694,868) was for payroll in 2022. The second biggest expense was advertising expense of $215,277.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future, as the revenues should be higher following our projections of consumer advertising and B2B contracts. Past cash was primarily generated through note investments and minimal consumer revenue. We have reduced DTC advertising spend dramatically for 2023 with the goal of launching our B2B platform that will allow us to grow the member count and recurring revenue dramatically. After bringing on B2B contracts ScriptCo will seek another fund raise to furhter accelerate growth.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $730,219.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Business Backer
Amount Owed: $95,081
Interest Rate: 0.0%
Maturity Date: November 1, 2026

Creditor: Doug Cofer
Amount Owed: $64,000.00
Interest Rate: 3.5%
Maturity Date: November 1, 2026

Creditor: Kat Villarreal
Amount Owed: $32,000.00
Interest Rate: 3.5%
Maturity Date: November 1, 2026

Creditor: Johnathan Peterson
Amount Owed: $216,000.00
Interest rate: 3.5%
Maturity Date: November 1, 2026

Creditor: Shailendra Gupta
Amount Owed: $8,000.00
Interest Rate: 3.5%
Maturity Date: November 1, 2026

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Shailendra Gupta

Shailendra Gupta's current primary role is with Self Employed Pharmacy owner / Pharmacist / consultant. Shailendra Gupta currently services 4 hours per week in this role.

Positions and offices currently held with the issuer:
Position: Co-Founder & CCO
Dates of Service: May, 2019 - Present
Responsibilities: Currently, Sam Consults with founders on all compliance-related pharmacy items. He is only receiving benefits, and no salary currently. There is no equity compensation, all equity was purchased via stock shares upon founding the company. Shailendra does not receive a salary from ScriptCo.

Other business experience in the past three years:

Employer: Self Employed Pharmacy owner / Pharmacist/consultant
Title: Owner
Dates of Service: January, 2001 - Present
Responsibilities: Owner

Name: Mark McCormick

Mark McCormick's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO, Treasurer, Director
Dates of Service: May, 2019 - Present

Responsibilities: Mark runs ScriptCo Pharmacy on the day to day basis. His day-to-day operational duties include: managing staff, purchasing medications, consulting with third parties development of Website and patient portal, consulting with pharmacist on pharmacy complaince items.

Name: Zach Zeller

Zach Zeller's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: President, Secretary, Director
Dates of Service: May, 2019 - Present

Responsibilities: Zach's primary role in the company is outreach for member growth and funding needs. He is focused on growing ScriptCo in multiple ways. His day to day roles includes managing past and potential investors. He is also the lead on growing ScriptCo member base through B2B and Earned media relationships. He also consults with Mark and Shailendra on new proposed ideas to grow the ScriptCo member base.

Name: John Kasper

John Kasper's current primary role is with Blue Collective. John Kasper currently services 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: October, 2020 - Present
Responsibilities: Board Member (advisement). John does not receive a salary from ScriptCo.

Other business experience in the past three years:
Employer: Blue Collective
Title: Partner
Dates of Service: January, 2019 - Present
Responsibilities: Looking at companies for Blue Collective to invest in

Other business experience in the past three years:
Employer: Blue Advisory
Title: Founder and Principle
Dates of Service: August, 2014 - Present
Responsibilities: operations

Other business experience in the past three years:
Employer: Blue Napkin
Title: Founder
Dates of Service: January, 2017 - Present
Responsibilities: Founder

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Mark McCormick
Amount and nature of Beneficial ownership: 1,076,000
Percent of class: 33.15

Title of class: Common Stock
Stockholder Name: Zach Zeller
Amount and nature of Beneficial ownership: 1,072,000

Percent of class: 33.02

Title of class: Common Stock
Stockholder Name: Shailendra Gupta
Amount and nature of Beneficial ownership: 1,052,000
Percent of class: 32.41

RELATED PARTY TRANSACTIONS

n/a

OUR SECURITIES

The company has authorized Common Stock, Convertible Note, Convertible Note, Safe Note, Convertible Note, and Debt-Promissory note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 251,764 of Common Stock.

Common Stock
The amount of security authorized is 16,606,011 with a total of 3,245,698 outstanding.
Voting Rights
One vote per share.
Material Rights

Preferred Stock
The amount of security authorized is 7,137,082 with a total of 6,358,993outstanding.
Voting Rights
One vote per share.
Material Rights

Common Stock Warrants
There are 393,808 fully diluted shares in Common stock warrants.

Company Equity Stock Plan
There are 5,719,337 authorized shares of which 3,595,012 have been issued under a equity plan.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, membership wholesale online pharmacy. Our revenues are therefore dependent upon the market for online discount prescription medications. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our B2B platform and Enterprise software solution. Delays or cost overruns in the development of our B2B platform or Enterprise software solution and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits ScriptCo Inc. was formed on 5/8/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ScriptCo Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on outside government regulations such as individual state boards of pharmacy, DEA (Drug Enforcement Agency), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell products and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ScritpCo Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ScriptCo Inc. could harm our reputation and materially negatively impact our financial condition and business. StartEngine has investigated and resolved a red flag related to Zachary Zeller's (President, Secretary, Director) Bad Actor Check. Zachary Zeller's Bad Actor Check revealed two Federal Tax Liens indicating Zachary Zeller as Debtor. These liens have since been paid off and the red flag has been resolved by StartEngine.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 22, 2023.

ScriptCo Inc.

By /s/ *Mark McCormick*

Name: <u>ScriptCo Inc.</u>

Title: CEO, Treasurer, Director

Exhibit A

FINANCIAL STATEMENTS

I, __Mark McCormick_____ , the ___CEO of _ScriptCo Inc, hereby certify that the financial statements of _ScriptCo Inc.__ and notes thereto for the periods ending ____2021_____ and 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __14th Day of March 2023_

_____ (Signature)

____CEO_____ (Title)

___3/14/2023_____ (Date)

Balance Sheet

SCRIPTCO INC
As of December 31, 2022
Cash Basis

	DEC 31, 2022	DEC 31, 2021
Assets		
Current Assets		
Cash and Cash Equivalents		
BOA - Checking Account	730,219	161,298
Total Cash and Cash Equivalents	**730,219**	**161,298**
Inventory	82,706	68,000
Total Current Assets	**812,925**	**229,298**
Fixed Assets		
Computer Equipment	25,518	25,518
Office Furniture & Equipment	254,464	254,464
Accumulated Depreciation	(128,751)	(117,307)
Total Fixed Assets	**151,231**	**162,676**
Total Assets	**964,156**	**391,974**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Credit Cards Payable		
BoA credit card	44,234	24,167
Total Credit Cards Payable	**44,234**	**24,167**
Total Current Liabilities	**44,234**	**24,167**
Long Term Liabilities		
Notes Payable-Convertible Option	-	1,700,000
Notes Payable- Business Backer Loan	95,081	84,700
Convertible Warrant	40,000	40,000
N/P Shailendra Gupta	8,000	-
N/P Johnathan Peterson	216,000	-
N/P Kat Villarreal	32,000	-
N/P Doug Cofer	64,000	-
Total Long Term Liabilities	**455,081**	**1,824,700**
Total Liabilities	**499,314**	**1,848,867**
Equity		
Members Capital		
Common Shares	468,789	475,100

	DEC 31, 2022	DEC 31, 2021
Preferred Shares	3,250,000	-
Less: Treasury Stock	(174,300)	-
Less: Stock Issuance Costs	(77,885)	-
Total Members Capital	**3,466,604**	**475,100**
Retained Earnings	(1,931,994)	(778,059)
Current Year Earnings	(1,069,769)	(1,153,934)
Total Equity	**464,842**	**(1,456,894)**
Total Liabilities and Equity	**964,156**	**391,974**

Income Statement

SCRIPTCO INC
For the year ended December 31, 2022
Cash Basis

	2022	2021
Income		
Sales	415,517	236,535
Less: Sales Write Offs	(9,973)	(14,332)
Bank Rewards Credits	6,397	3,341
Subscriptions	330,650	235,180
Total Income	**742,590**	**460,725**
Cost of Goods Sold		
Cost of Goods Sold	390,148	252,563
Shipping & Postage	24,046	6,923
Bank Charge/ CC Processing Fees	26,919	2,296
Total Cost of Goods Sold	**441,113**	**261,782**
Gross Profit	**301,478**	**198,942**
Operating Expenses		
Advertising/ Marketing	215,277	166,730
Dues & Subscriptions	64,135	24,940
IT Expenses	130,395	127,886
Licenses & Permits	23,103	27,217
Payroll	694,868	850,241
Professional Fees	71,826	61,488
General Operating	70,118	76,787
Rent	32,400	31,800
Utilities	14,184	19,175
Travel, Meals & Entertainment	6,816	7,009
Total Operating Expenses	**1,323,123**	**1,393,273**
Operating Income	**(1,021,645)**	**(1,194,331)**
Other Income / (Expense)		
Interest Expense	(36,679)	(577)
Depreciation	(11,444)	(72,226)
PPP Loan Forgiveness	-	113,200
Total Other Income / (Expense)	**(48,123)**	**40,397**
Net Income	**(1,069,769)**	**(1,153,934)**

CERTIFICATION

I, Mark McCormick, Principal Executive Officer of ScriptCo Inc., hereby certify that the financial statements of ScriptCo Inc. included in this Report are true and complete in all material respects.

Mark McCormick

CEO, Treasurer, Director